Exhibit 12.1

JANUS CAPITAL GROUP INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2004	2003	2002	2001	2000
(dollars in millions)
Pretax income, excluding equity in earnings of unconsolidated affiliates	$265.6	$815.3	$248.2	$540.3	$1,127.1

Interest expense	38.4	60.5	57.5	34.5	7.4

Portion of rents representative of an appropriate interest factor	7.2	4.3	4.5	6.1	7.5

Distributed earnings of less than 50% owned affiliates	6.1	2.7	—	—	—

Income as adjusted	$317.3	$882.8	$310.2	$580.9	$1,142.0

Fixed charges:

Interest expense on indebtedness	$38.4	$60.5	$57.5	$34.5	$7.4

Amortized premiums, discounts and capitalized expenses related to indebtedness	2.2	4.2	—	—	—

Portion of rents representative of an appropriate interest factor	7.2	4.3	4.5	6.1	7.5

Total fixed charges	$47.8.	$69.0	$62.0	$40.6	$14.9

Ratio of Earnings to Fixed Charges	6.64	12.79	5.00	14.31	76.64